SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                                   LABTEC INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                   846281 10 3
                        -------------------------------
                                 (CUSIP Number)

Mr. Rodger R. Krouse                         Michael Weinsier, Esq.
c/o Sun Multimedia Advisors, Inc.            Parker Chapin Flattau & Klimpl, LLP
5355 Town Center Road, Suite 802             1211 Avenue of the Americas
Boca Raton, Florida  33486                   New York, New York  10036
(503) 819-0325                               (212) 704-6000
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 17, 1999
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

CUSIP No.    846281 10 3            13D          Page     2    of    13    Pages
           ---------------                            --------    --------



 1       NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Labtec Corporation

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    [ ]
                                                                     (b)    [X]
 3       SEC USE ONLY

 4       SOURCE OF FUNDS*


 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                              [ ]

 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

   NUMBER OF            7      SOLE VOTING POWER
    SHARES                     0
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH               8      SHARED VOTING POWER
                               0
                        9      SOLE DISPOSITIVE POWER
                               0
                        10     SHARED DISPOSITIVE POWER
                               0

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0%

 14    TYPE OF REPORTING PERSON*
       CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    846281 10 3               13D       Page     3    of    13    Pages
           ---------------                             --------    --------



    1       NAME OF REPORTING PERSON
            SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Sun Multimedia Partners, L.P.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    [ ]
                                                                   (b)    [X]
    3       SEC USE ONLY

    4       SOURCE OF FUNDS*

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)                                          [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

      NUMBER OF            7      SOLE VOTING POWER
       SHARES                     3,575,825
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH               8      SHARED VOTING POWER
                                  0

                           9      SOLE DISPOSITIVE POWER
                                  3,575,825

                           10     SHARED DISPOSITIVE POWER
                                  0


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,575,825

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.8%

14       TYPE OF REPORTING PERSON*
         LP

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    846281 10 3            13D        Page     4    of    13    Pages
           ---------------                          --------    --------



    1       NAME OF REPORTING PERSON
            SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Sun Multimedia Advisors, Inc.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)    [ ]
                                                                  (b)    [X]
    3       SEC USE ONLY

    4       SOURCE OF FUNDS*

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)                                   [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

      NUMBER OF            7      SOLE VOTING POWER
       SHARES                     0
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH               8      SHARED VOTING POWER
                                  3,575,825

                           9      SOLE DISPOSITIVE POWER
                                  0

                           10     SHARED DISPOSITIVE POWER
                                  3,575,825


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,575,825

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      51.8%

14    TYPE OF REPORTING PERSON*
      CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    846281 10 3          13D            Page     5    of    13    Pages
           ---------------                            --------    --------



    1       NAME OF REPORTING PERSON
            SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Marc J. Leder

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   [ ]
                                                                   (b)   [X]
    3       SEC USE ONLY

    4       SOURCE OF FUNDS*

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)                                         [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

      NUMBER OF            7      SOLE VOTING POWER
       SHARES                     0
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH               8      SHARED VOTING POWER
                                  3,575,825

                           9      SOLE DISPOSITIVE POWER
                                  0

                           10     SHARED DISPOSITIVE POWER
                                  3,575,825


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,575,825

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      51.8%

14    TYPE OF REPORTING PERSON*
      IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    846281 10 3              13D     Page     6    of    13    Pages
           ---------------                         --------    --------



    1       NAME OF REPORTING PERSON
            SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Rodger R. Krouse

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)      [ ]
                                                                  (b)      [X]
    3       SEC USE ONLY

    4       SOURCE OF FUNDS*

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)                                            [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

      NUMBER OF            7      SOLE VOTING POWER
       SHARES                     0
    BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
       PERSON
        WITH               8      SHARED VOTING POWER
                                  3,575,825

                           9      SOLE DISPOSITIVE POWER
                                  0

                           10     SHARED DISPOSITIVE POWER
                                  3,575,825


 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,575,825

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      51.8%

 14   TYPE OF REPORTING PERSON*
      IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 1 amends and supplements the statement on Schedule 13D dated November 30, 1998 (the "Schedule 13D") filed by the reporting persons with respect to the common stock, par value $.01 per share ("Company Common Stock"), of Labtec Inc., a Massachusetts corporation formerly known as Spacetec IMC Corporation (the "Company"). This Amendment No. 1 is being filed to report the consummation of the merger (the "Merger") of SIMC Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Company ("SIMC"), into Labtec Corporation, a Delaware corporation formerly known as Labtec Inc. ("Old Labtec"). Pursuant to the Merger, the Company has been renamed "Labtec Inc."

         Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 2.           Identity and Background.

         (a) This statement is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Old Labtec, Sun Multimedia Partners, L.P., a Delaware limited partnership ("Partners"), Sun Multimedia Advisors, Inc., a Delaware corporation ("Advisors"), Marc J. Leder and Rodger R. Krouse. Messrs. Leder and Krouse may each be deemed to control Partners and Advisors, as each of Messrs. Leder and Krouse owns 50% of the capital stock of Advisors, which is the general partner of Partners. Prior to the Merger, Partners owned 19,352,940 shares of Old Labtec's common stock, par value $.01 per share ("Labtec Common Stock"), representing 77.38% of the 25,011,310 shares of Labtec Common Stock then issued and outstanding. Upon the completion of the Merger, each share of Labtec Common Stock (other than certain cancelled shares) was converted into the right to receive the consideration set forth in Item 4 below. Old Labtec, Partners, Advisors, Mr. Leder and Mr. Krouse are collectively referred to as the "Reporting Persons."

         Information with respect to each Reporting Person is given solely by such Reporting Person, no Reporting Person has responsibility for the accuracy or completeness of the information supplied by any other Reporting Person, and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only.

         Certain   information  with  respect  to  the  executive  officers  and directors of Old Labtec and Advisors following consummation of the Merger is set forth on Schedule A attached hereto.

         The Reporting Persons, other than Old Labtec, may be deemed to constitute a "group" for the purposes of Rule 13d-3 under the Exchange Act.

         (b) The principal business address of each of the Reporting Persons is 5355 Town Center Road, Suite 802, Boca Raton, Florida 33486.

         (c) Messrs. Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of companies.

                              (Page 7 of 13 Pages)

         Partners  and  Advisors   are  each   principally   engaged  in  making
investments.

         Old Labtec manufactures and distributes high technology multimedia peripheral products for the personal computer industry.

         (d) During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Messrs. Leder and Krouse are each citizens of the United States of America. Each of the other Reporting Persons was organized under the laws of the State of Delaware.

         Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 4.           Purpose of Transaction.

         On February 17, 1999, the transactions contemplated by the Agreement and Plan of Merger among the Company, SIMC and Old Labtec (as amended and restated on November 13, 1998, the "Merger Agreement") were consummated.

         A copy of the Merger Agreement was filed as Exhibit 2.1 to the current report on Form 8- K of the Company dated October 21, 1998 (date of earliest event reported) and filed with the Securities and Exchange Commission (the "Commission") on November 17, 1998 (the "Company 8-K"). Copies of the press releases of the Company dated October 21, 1998 (the "October Press Release") and November 5, 1998 (the "November Press Release") were filed as Exhibit 99.1 and
Exhibit 99.3, respectively, to the Company 8-K. The Merger Agreement, the October Press Release and the November Press Release are incorporated herein by reference as Exhibits 2, 3 and 4, respectively. The following description of the Merger Agreement is qualified by reference to the Merger Agreement incorporated herein by reference.

         Pursuant to the Merger Agreement, on February 17, 1999, among other things, (a) SIMC merged into Old Labtec, with Old Labtec continuing as the surviving corporation and a wholly-owned subsidiary of the Company; (b) the Company amended its Articles of Organization to (i) change its name to "Labtec Inc.", (ii) increase the total number of shares of the Company Common Stock authorized for issuance from 20,000,000 to 25,000,000 and (iii) effect a one-for- three reverse split of all shares of Company Common Stock then outstanding; and (c) the

                              (Page 8 of 13 Pages)

Company created a new subsidiary to hold all non-cash assets and all liabilities of the Company. Except as expressly set forth herein, each reference to the shares of Company Common Stock refer to such shares on a post-reverse split basis.

         As a result of the Merger, (a) the holder of each share of Labtec Common Stock outstanding at the effective time of the Merger received .18476913 shares of Company Common Stock and (b) each holder of Old Labtec stock options outstanding at the effective time of the Merger received options to acquire
 .18476913 shares of Company Common Stock for each option to purchase a share of Labtec Common Stock.

         Pursuant to the Merger, the Old Labtec stockholders received rights to receive a pro-rata portion (based on such holders' proportionate equity interests in Old Labtec) of principal and interest payments to be made under an unsecured promissory note issued by the Company in the principal amount of $1,065,000. The note is subordinated to all institutional indebtedness of the Company, bears interest payable quarterly at the rate of 10% per annum, and matures six years from completion of the Merger, at which time the entire principal amount of the note will become due and payable.

         The Merger Agreement provided that holders of Labtec Common Stock outstanding at the effective time of the Merger would also receive rights to receive additional shares of Company Common Stock ("Contingent Shares") that may be issued based on a valuation or sale, on or prior to December 31, 1999, of the Company's industrial CAD/CAM business which is below $6,000,000 in value. Such rights to Contingent Shares were waived by Old Labtec prior to the closing of the transactions contemplated by the Merger Agreement.

         At a special meeting of stockholders of the Company held on February 17, 1999, four directors nominated by the Company and eight directors nominated by Old Labtec were elected to the Company's Board of Directors (the "Board"). The Board is divided into four Class I Directors, four Class II Directors and four Class III Directors, who will serve initial terms of one year, two years and three years, respectively. Directors elected at each subsequent annual meeting of stockholders of the Company will be elected to serve for a term of three years. Old Labtec nominated three of the initial Class I Directors, two of the initial Class II Directors and three of the initial Class III Directors. The Company nominated one of the initial Class I Directors, two of the initial Class II Directors and one of the initial Class III Directors.

         The Company may be unable to satisfy certain requirements necessary in order for shares of Company Common Stock to continue to be quoted on The Nasdaq Stock Market's National Market. Should this occur, the Reporting Persons believe that the Company would apply to have shares of Company Common Stock quoted on the Nasdaq Stock Market's SmallCap Market until such time as the Company may, once again, in the future, become eligible to have Company Common Stock quoted on the Nasdaq Stock Market's National Market.


                              (Page 9 of 13 Pages)

         As an inducement to Old Labtec to enter into the Merger Agreement, J. Grant Jagelman, Dennis T. Gain and certain of their respective affiliates (collectively, the "Principal Stockholders") entered into a Voting Agreement and Irrevocable Proxy with Old Labtec (each, a "Voting Agreement" and, collectively, the "Voting Agreements"), pursuant to which each Principal Stockholder agreed to vote for approval of the transactions contemplated by the Merger Agreement. A copy of the form of Voting Agreement was filed as Exhibit 99.2 to the Company 8-K and is incorporated by reference herein as Exhibit 5. Effective upon completion of the Merger, the Voting Agreements terminated by their respective terms.

         Except as set forth herein, no Reporting Person has any present plans or proposals that relate to or would result in (i) the acquisition of additional securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.


         Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 5.   Interest in Securities of the Issuer.

         The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act and, therefore, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of all of the shares beneficially owned by each member of the group, or an aggregate of 3,575,825 shares of Company Common Stock, representing, based on the approximately 6,908,000 shares of Company Common Stock that were issued and outstanding on February 21, 1999, approximately 51.8% of the total of the outstanding shares of Company Common Stock.

         The following information sets forth concerning the nature of each Reporting Person's beneficial ownership of Company Common Stock:

                              (Page 10 of 13 Pages)


                                      Sole power to vote or       Shared power to vote or
                                      direct the vote/sole        direct the vote/shared
                                       power to dispose or          power to dispose or
                    Name             direct the disposition       direct the disposition
-------------------------------- ---------------------------  ---------------------------
Labtec Corporation (a)..........                   0                            0
Sun Multimedia Partners, L.P....           3,575,825                            0
Sun Multimedia Advisors, Inc....                   0                    3,575,825
Rodger R. Krouse ...............                   0                    3,575,825
Marc J. Leder ..................                   0                    3,575,825
------------------

(a) On February 17, 1999, the transactions contemplated by the Merger Agreement were consummated and, as a result, the Voting Agreements terminated. As a result of such termination, Labtec ceased to beneficially own, directly or indirectly, any shares of Company Common Stock. As a result, Labtec is not a member of a group.


         Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         To the knowledge of each Reporting Person on the date hereof, except to the extent reflected in Item 4 or in the Exhibits, if any, filed herewith, no
Reporting Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities issued by the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.


         Item 7 of the Schedule 13D is hereby amended to read in its entirety as follows:

ITEM 7:           Material to be Filed as Exhibits.


     Exhibit                             Description

       1. Joint filing agreement dated as of March 1, 1999 among each of the Reporting Persons.


                              (Page 11 of 13 Pages)

       2. Agreement and Plan of Merger as amended and restated on November 13, 1998 between the Company and Labtec Corporation (f/k/a Labtec Inc.) (filed as Exhibit 2.1 to the Current Report on Form 8-K dated October 21, 1998 (date of earliest event reported) filed with the Commission (file no. 0-27302) on November 17, 1998 and incorporated herein by reference).

       3.        Press  Release of the Company  dated October 21, 1998 (file no.
                 0-27302) (filed as Exhibit 99.1 to the Current Report on Form 8-K dated October 21, 1998 (date of earliest event reported) filed with the Commission (file no. 0-27302) on November 17, 1998 and incorporated herein by reference).

       4.        Press Release of the Company  dated  November 5, 1998 (filed as
                 Exhibit 99.3 to the Current Report on Form 8-K dated October 21, 1998 (date of earliest event reported) filed with the Commission (file no. 0-27302) on November 17, 1998 and incorporated herein by reference).

       5. Form of Voting Agreement with Labtec Corporation (f/k/a Labtec Inc.) (filed as Exhibit 99.2 to the Current Report on Form 8-K dated October 21, 1998 (date of earliest event reported) filed with the Commission (file no. 0-27302) on November 17, 1998 and incorporated herein by reference).


                              (Page 12 of 13 Pages)

                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 1999

                                            LABTEC CORPORATION


                                            By: /s/  Rodger R. Krouse
                                                --------------------------------
                                                Rodger R. Krouse, Vice President


                                            SUN MULTIMEDIA PARTNERS, L.P.
                                            By:    Sun Multimedia Advisors, Inc.
                                                   its General Partner

                                            By: /s/ Rodger R. Krouse
                                                --------------------------------
                                                    Rodger R. Krouse, President
                                                          and Treasurer


                                            SUN MULTIMEDIA ADVISORS, INC.


                                            By: /s/ Rodger R. Krouse
                                                --------------------------------
                                                    Rodger R. Krouse, President
                                                     and Treasurer


                                                         /s/ Rodger R. Krouse
                                                --------------------------------
                                                             Rodger R. Krouse


                                                        /s/  Marc J. Leder
                                                --------------------------------
                                                              Marc J. Leder


                              (Page 13 of 13 Pages)

                                                                      Schedule A

         Additional information required by Item 2 of Schedule 13D.

1. Set forth below is the name and business address of each executive officer or director of Old Labtec. Each of such persons is a citizen of the United States of America. Except for Messrs. Leder, Krouse and Julian Rubenstein, each of such persons' principal occupation is as an employee of the Company. The principal occupation of Messrs. Leder and Krouse is set forth in Item II(a) of this Schedule 13D. The principal occupation of Mr. Wick is as President of the Company. Mr. Rubenstein is principally engaged in merchant banking and the acquisition and operation of middle market companies.

Name               Title                            Address
----               -----                           --------

Marc J. Leder      Vice President, Treasurer and    c/o Sun Multimedia Advisors, Inc.
                   Director                         5355 Town Center Road, Suite 802
                                                    Boca Raton, Florida 33486

Rodger R. Krouse   Vice President, Secretary and    c/o Sun Multimedia Advisors, Inc.
                   Director                         5355 Town Center Road, Suite 802
                                                    Boca Raton, Florida 33486

Robert G. Wick     President and Chief Executive    c/o Labtec Inc.
                   Officer                          The Boot Mills
                                                    100 Foot of John Street
                                                    Lowell, Massachusetts  01852

Julian Rubenstein  Vice President                   c/o Sun Multimedia Advisors, Inc.
                                                    5355 Town Center Road, Suite 802
                                                    Boca Raton, Florida 33486


2. Set forth below is the name and business address of each executive officer and director of Advisors.



Name                       Title                    Address
----                       -----                    -------

Marc J. Leder      Vice President, Secretary and    c/o Sun Multimedia Advisors, Inc.
                   Director                         5355 Town Center Road, Suite 802
                                                    Boca Raton, Florida 33486

Rodger R. Krouse   President, Treasurer             c/o Sun Multimedia Advisors, Inc.
                                                    5355 Town Center Road, Suite 802
                                                    Boca Raton, Florida 33486

                                 EXHIBIT INDEX

     Exhibit                             Description

       1. Joint filing agreement dated as of March 1, 1999 among each of the Reporting Persons.

       2. Agreement and Plan of Merger as amended and restated on November 13, 1998 between the Company and Labtec Corporation (f/k/a Labtec Inc.) (filed as Exhibit 2.1 to the Current Report on Form 8-K dated October 21, 1998 (date of earliest event reported) filed with the Commission (file no. 0-27302) on November 17, 1998 and incorporated herein by reference).

       3.        Press  Release of the Company  dated October 21, 1998 (file no.
                 0-27302) (filed as Exhibit 99.1 to the Current Report on Form 8-K dated October 21, 1998 (date of earliest event reported) filed with the Commission (file no. 0-27302) on November 17, 1998 and incorporated herein by reference).

       4.        Press Release of the Company  dated  November 5, 1998 (filed as
                 Exhibit 99.3 to the Current Report on Form 8-K dated October 21, 1998 (date of earliest event reported) filed with the Commission (file no. 0-27302) on November 17, 1998 and incorporated herein by reference).

       5. Form of Voting Agreement with Labtec Corporation (f/k/a Labtec Inc.) (filed as Exhibit 99.2 to the Current Report on Form 8-K dated October 21, 1998 (date of earliest event reported) filed with the Commission (file no. 0-27302) on November 17, 1998 and incorporated herein by reference).